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DIRECT DIAL (212) 735-3259 DIRECT FAX (917) 777-3259 EMAIL ADDRESS MICHAEL.ZEIDEL@SKADDEN.COM

October 15, 2014

VIA HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mr. Michael Clampitt

Re:	Anchor BanCorp Wisconsin Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed October 15, 2014
File No. 333-192964

Dear Mr. Clampitt:

On behalf of our client, Anchor BanCorp Wisconsin Inc., a Delaware corporation (the “Company”), we file herewith the above-referenced Amendment No. 7 to the Registration Statement on Form S-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated October 14, 2014 (the “Comment Letter”). For the convenience of the Staff, we are supplementally providing copies of the Registration Statement, complete with filed exhibits.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Michael Clampitt

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

October 15, 2014

1.	We note your disclosure in note 11 to the Principal and Selling Stockholders table. Please tell us whether any of the selling stockholders, other than John Hancock Regional Bank Fund and John Hancock Bank & Thrift Opportunity Fund, is a broker-dealer or an affiliate of a broker dealer. For each of the stockholders that is a broker-dealer, the prospectus should state that the stockholder is an underwriter. For each of the stockholders that is an affiliate of a broker-dealer, the prospectus should state that:
•	the stockholder purchased in the ordinary course of business; and
•	at the time of the purchase of the securities to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

However, if the stockholder cannot provide these representations, then the prospectus should state that the stockholder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, based on representations made to the Company by each of the selling stockholders, no selling stockholder, other than John Hancock Regional Bank Fund and John Hancock Bank & Thrift Opportunity Fund, is a broker-dealer or an affiliate of a broker dealer.

Exhibits Index

2.	Please revise the exhibits index to reflect the confidential treatment request submitted for Exhibits 4.2, 4.3, 4.4 and 4.5. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

The Company acknowledges the Staff’s comment and, in response, has revised the exhibits index to reflect the confidential treatment request submitted for Exhibits 4.2, 4.3, 4.4 and 4.5.

Exhibit 5.1

3.	Please reconcile the total number of shares being offered by the selling shareholders as disclosed in the first paragraph of the legality opinion with the information on your prospectus cover.

The Company acknowledges the Staff’s comments and, in response, has re-filed Exhibit 5.1, which has been amended to (1) reconcile the number of shares being offered by the selling stockholders in the first paragraph of the legality opinion with the information on the cover of the prospectus and, (2) in response to Comment 4 of the Comment Letter, correct the filing number of the registration statement.

4.	Our records show that the filing number for this registration statement is 333-192964 rather than 333-196982, as referenced in the third paragraph of the legality opinion. Please revise or advise.

Please see the Company’s response in paragraph 3 above.

* * * *

If you have any questions regarding the responses to the questions of the Staff, or require additional information, please contact the undersigned at (212) 735-3259.

Yours very truly,

/s/ Michael J. Zeidel

Michael J. Zeidel, Esq.

cc:	Thomas G. Dolan, Anchor BanCorp Wisconsin Inc.
William T. James, Anchor BanCorp Wisconsin Inc.
Mark D. Timmerman, Esq., Anchor BanCorp Wisconsin Inc.
Jennifer D. King, Esq., Vedder Price P.C.
David Lin, Esq., Securities and Exchange Commission